Filed by Clarity Visual Systems, Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended
Subject Company: Clarity Visual Systems, Inc.
Commission File No. 0-23018
Date: July 19, 2006

Clarity Visual Systems Special All Employee Meeting July 19, 2006 Paul Gulick CEO and Founder Clarity Visual Systems, Inc.

Today on the Business Wire Planar Systems, a public company headquartered in Beaverton, announced an agreement to acquire Clarity Visual Systems. Creates one of the largest advanced display technology and digital signage solution providers in the market today. The transaction involves the acquisition of all of Clarity Includes its CoolSign software and services and all its international subsidiaries

Founded in 1983. Heritage in flat panel display innovation. Strong balance sheet ($76M in cash) and profitable Publicly traded on Nasdaq (PLNR) Strong Leadership Team: Gerry Perkel, president and chief executive officer Scott Hildebrandt, vice president, chief financial officer Jack Ehren, vice president, global operations Doug Barnes, VP and general manager, Industrial Business Unit Mark Ceciliani, VP and general manager, Commercial Business Unit Patrick Herguth, VP and general manager, Medical Business Unit Scott Hix, VP and general manager, Specialty Home Theater Business Unit Planar at a Glance

Planar's Businesses Three established business units: Medical Segment (Revenue = $75M) Diagnostic imaging displays for radiology and related applications globally Industrial Segment (Revenue = $55M) Display components and systems for demanding applications in transportation, military, medical, and public safety globally Commercial Segment - CBU (Revenue = $102M) Desktop monitors, touchscreen monitors, and other products sold through IT channels in US Locations: Beaverton, Oregon: Corporate headquarters, CBU headquarters, IBU headquarters, manufacturing and assembly, quality, and customer service, advanced technology R&D, ALD process engineering Waltham, Massachusetts: MBU headquarters Espoo, Finland: EL manufacturing and assembly, ALD process engineering Taipei, Taiwan: Supply chain and global procurement, quality, CBU product mgmt Shanghai, China: sales, marketing, quality Field sales offices worldwide, each primarily representing a single Planar business unit.

Planar New Strategic Direction Create best-in-class solutions for vertical markets that value differentiated display systems. Planar well-accepted provider of specialty display products for medical and industrial markets, and is adding new specialty home theater market initiative. Product diversification in Planar's commercial business unit planned, with focus on keeping the virtual business model and IT reseller channel vibrant for new initiatives. Clarity brings leadership in profitable and growing specialty display markets of command and control and digital signage. Plan to combine this with Planar's previous retail signage and kiosk systems initiatives into a single digital signage effort around the CoolSign platform The combined company's capabilities can be leveraged powerfully to new opportunities in additional specialty display markets. technology innovation go-to-market expertise operational excellence

This is Great news for Clarity With this acquisition, Clarity and our vision can prosper and grow, now with more resources as part of a larger organization. We now see a path to being the dominant force within our markets that we have always strived for We keep Clarity headquartered in Oregon Employees do not have to relocate to keep their jobs Clarity stockholders and option holders finally see liquidity Planar is a great company with good benefits and a similar philosophy of teamwork, customer focus and innovation

Clarity's Vision Moves Forward Planar values both our command and control and our digital signage businesses Fits perfectly with their strategy of developing high margin vertically focused products. With the acquisition there will be a continued focus on creating unique product roadmaps for each vertical market, utilizing the combined organization's strengths. Clarity will become a business unit within Planar's current structure The combined company will be called Planar Systems, Inc. It is anticipated that the Clarity product lines will continue to be marketed under the Clarity brand.

Planar Corporate Structure Medical Commercial Industrial HT Operations Finance and Admin. Marketing and Sales Engineering

Planar Corporate Structure Medical Commercial Industrial HT Operations Finance and Admin. Marketing and Sales Engineering

Leadership Changes (Effective as of Close) Kris Gorriaran has accepted the position of Vice President and General Manager of the Clarity business unit Brings 20 years of sales and marketing leadership in building high performing organizations that work well together Kris reports directly to the CEO of Planar Paul Gulick has accepted the position of Chief Technical Officer of Planar Ben will remain VP of Technology, reporting to Paul Will oversee technology and engineering teams of Clarity, in support of Kris Paul also charged with evaluating opportunities to better coordinate and lead other technical resources company-wide Reports directly to the CEO of Planar Other reporting structures and responsibilities will be resolved as the integration planning starts to take shape Ron Merryman and Fred Hall will work with Planar executives to integrate the G&A and Operations teams

Benefits of this structure Sales and marketing continues present approach toward channel partners and vertical markets Our technology and engineering teams stay focused on delivering our current roadmaps Existing resources within Planar working on digital software and kiosk will be added to ours to strengthen the CoolSign development and support Operational strength and resources are gained Purchasing power with key suppliers Consolidated service and help desk resources Other operational efficiencies are anticipated Consolidating finance and accounting gives us much needed bandwidth and resources Opportunities exist to leverage Clarity products and technologies into other Business Units

Clarity Stays Headquartered in Oregon in Oregon in Oregon Planar has a state of the art facility in the AmberGlen business park on the outskirts of Beaverton Located near Oregon Graduate Institute Clarity's Wilsonville lease is up in November Our facility was never ideal for material flow or production Plans will be generated to facilitate the move of Clarity headquarters to the Planar facility Longer commute for some, but a refreshing change

Clarity Shareholders and Option-Holders see Liquidity Clarity shareholders will get cash and Planar stock at closing Deal provides liquidity, FINALLY, after 11 years! All stock options are assumed by Planar Convert at the same vesting, exercise price, amount etc. on an "as-converted" basis After closing, it will be just like Clarity went public Options can be exercised and sold for cash Allows employees to share in the rewards for good company performance

Pricing of the deal The company is valued at $52M enterprise value That means the shareholders all split $52M plus the cash on hand, minus the debt we owe the banks, etc. Proceeds to shareholders estimated at $46M This is a very fair valuation, in line with comparable companies This is better than other options we evaluated Further VC investment would have resulted in more dilution, more time and risk We expect to close the transaction sometime near the end of Q3 or beginning of Q4

Planar has a Similar Focus on Employees Planar is a great company with very good benefits for their employees Benefit packages are generally similar in overall benefit. Medical, Dental, Vision 401K (with matching up to 5.5%!) PTO ( 20 Days PTO Annually and 11 Paid Holidays) Employee Stock Purchase Plan (at 15% reduction) Over the coming months a plan will be developed to transition benefits from our plan to theirs. Your length of service years for Clarity will transfer to Planar for your benefit as it relates to PTO, etc.

Transitioning your positions Clarity employees will be transferred at their current salaries Becomes effective after close Between now and close the HR teams will be working with Clarity managers to ensure everyone transfers into the right job classification This effort will not result in pay reductions The annual review cycle for Clarity will continue as planned for August 2006. Clarity employees will be eligible for merit increases as planned Clarity employees will next be reviewed for merit increases at Planar's annual focal point process that begins in Oct. 2007

What about job overlap? For the most part we believe skill sets in the two organizations are complimentary. Where overlap exists it is possible that headcount reductions may be necessary We are committed to working as quickly as possible to address redundancies that may affect Clarity and/or Planar employees

Between Now and Close We need to continue to run Clarity as we always have Focus on profitable growth Employees should continue to conduct business as usual Both companies will continue to operate independently Planning and some interim collaboration will start immediately A transition team will be identified to work with senior management team from both companies Will conduct business planning meetings in the coming weeks. You will be updated as these plans are developed Your input will be sought as to how best to combine these two great companies.

Clarity Mid-year Planning As outlined in the last All Employee Meeting, Clarity needs to stay focused on providing profitable growth Planning activities will continue, and will start to take into account the integration with Planar We still MUST be profitable in Q3 on a stand-alone basis Expense control is as important now as ever Going forward as part of Planar, our performance has the potential to influence investor confidence

More information will follow Planar earnings call was held this morning Go to www.planar.com for replay or transcript Friday, Gerry Perkel, CEO of Planar, will be in Wilsonville to meet with you as a group Linda Johnston, head of their HR, will also be here He is looking forward to meeting you and answering your questions about Planar and his vision of the how Clarity fits with the overall strategy Paul will be in Burlingame tomorrow to meet with employees there Debbie Wilson, and Linda Johnston, will coordinate ongoing employee updates on all HR issues. Please gather your questions and get them to Deb or your manager Our goal is to get accurate information to you in a timely manner.

Thank you all This exciting transaction is the result of your hard work and dedication as employees. Your years of service at Clarity, Synelec and CoolSign will be respected and valued as we move ahead We should all feel proud of helping get us to this position This is not an ending, but a new chapter in the success of Clarity Strong reward for past performance Big opportunity going forward We need you to continue to drive our success Stay tuned as we start working together with our new, expanded team

IN CONNECTION WITH PLANAR SYSTEMS, INC.'S ACQUISITION OF CLARITY VISUAL SYSTEMS, INC, PLANAR INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT ON FORM S-4 THAT WILL CONTAIN A PROXY STATEMENT/PROSPECTUS. CLARITY SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PLANAR, CLARITY, THE MERGER, AND RELATED MATTERS. AFTER IT IS FILED WITH THE SEC, THE PROXY STATEMENT/PROSPECTUS WILL AVAILABLE FREE FROM THE SEC WEB SITE (WWW.SEC.GOV) AND FROM PLANAR AND CLARITY. IN ADDITION TO THE PROPOSED REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, PLANAR FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BY ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.

FAQ’s for Clarity Employees
July 19, 2006
Filed by Clarity Visual Systems, Inc.
Pursuant to Rule 165 and Rule 425 under
the United States Securities Act of 1933, as amended
Subject Company: Clarity Visual Systems, Inc.
Commission File No. 0-23018
Date: July 19, 2006
FAQ’s Clarity Employees
On July 19, 2006 Planar Systems, a publicly traded company (NASDAQ:PLNR), announced its intention to acquire Clarity Visual Systems to create one of the largest advanced display technology and digital signage solution providers in the market today.
The transaction involves the acquisition of Clarity and all its international subsidiaries for approximately $46 million plus the net debt and cash position at closing. Closing is expected to occur towards the end of Q3 or early Q4 of this year.
Planar is acquiring Clarity to initiate its new strategic vision to create best in class solutions for vertical markets that demand differentiated solutions, and to share in the growth potential of our digital signage market, and in the profitable high margin business of command & control systems. The Clarity organization will generally operate within Planar as a business unit serving those markets. The company’s business models are very similar and Clarity’s operations will easily fit into the Planar business strategy of developing high margin vertically focused products. With the acquisition, there will be a continued focus on creating unique product roadmaps for each vertical market, utilizing the combined organizations’ strengths.
This is great news for Clarity. This acquisition will see our vision prosper and grow, fueled by access to more capital and resources than Clarity could generate on its own. We see this as the path to being the dominant force within our markets that we have always strived for. Planar and Clarity share a commitment to the channel with similar channel philosophies and commitment to marketing through value-added partners that has been demonstrated.
By merging with a company in the same region as us, this transition will be much easier than most acquisitions tend to be. We anticipate taking advantage of their state-of-the-art AmberGlen Facility in Beaverton as our lease expires in Wilsonville. While this will mean a longer commute for many of us, it will be refreshing to be in a great building complex with better resources and more team members around us. Over the coming weeks we will be having our teams create a plan to assure a move with as little disruption to our operations as possible.
A key focus of the next couple weeks will be working together with the Planar team to create a plan for integration of the two companies. It has been impossible to develop detailed plans on facilities, reporting structures, and potential job overlap until we get to this announcement, clearing the way for these plans to be developed. We will be moving quickly now, and will be looking for your input and help.
By merging with Planar, Clarity achieves economies of scale we could never achieve on our own. Planar has company-wide operations and administration groups that serve all their current business units. While the markets of the two companies don’t overlap, they share many of the same key suppliers and component technologies, providing the potential for synergies in operational efficiencies and supply chain management. By combining our operations and administration organizations with theirs, we will significantly increase our distribution capabilities and our purchasing power. Our very strong engineering and sales and marketing teams will complement Planar’s current resources.
This transaction provides Clarity with the financial strength we need to continue to pursue our vision for growth and market dominance. We considered accepting new venture capital and

FAQ’s for Clarity Employees
July 19, 2006
continuing to grow under our own power, but the dilution through issuance of new shares of preferred stock would have meant the company would need to grow substantially before we would see any per-share appreciation over today’s deal. Add to that the synergies of operations, purchasing power, etc, and we believe this is a great opportunity to continue to grow and prosper. Please stay tuned for more information on the impact to shareholders and those of us with stock options.
The companies also share a similar philosophy in employment retention and teamwork. Planar is a great company with very good benefits for their employees. While the exact plans for medical, 401K, vacation, etc. are not exactly the same, they are generally similar in overall benefit. Over the coming months, a plan will be developed to transition benefits from our plan to theirs. A couple key differences between the Planar plan and ours is the added benefit of 401K matching, and combined bank for vacation and sick leave. Your length of service years for Clarity will transfer to Planar for your benefit as it relates to PTO, etc.
As noted above, Planar is organized into independent business units, each with their own Sales, Marketing and Engineering functions serving their specific vertical markets. Today they have the Medical Business unit, providing specialized monitors and related products to the medical community, the Industrial Business Unit, providing customized monitors and display sub-assemblies for industrial applications, and the Commercial Business Unit, selling commercial flat panel monitors through high volume IT channels. It is planned that Clarity will comprise a new business unit within Planar, focused on our current markets of command and control and digital signage.
Kris Gorriaran has accepted the position of Vice President and General Manager of this new business unit, reporting directly to Gerry Perkel, CEO. Paul Gulick will continue on in the new organization as the Chief Technology Officer, also reporting directly to the CEO. We have a core team of engineering and technology resources here at Clarity being added to the Planar organization, so Gerry has asked Paul to remain directly involved, and to begin work looking for ways to leverage the other technical teams company-wide. Ben Clifton will remain in his role of Vice President of Technology and will continue to report to Paul, while serving the needs of Kris as head of the business unit. Other reporting structures and responsibilities will be determined as we build our integration plan over the coming weeks.
Digital Signage is the one area where our businesses do overlap slightly. Planar has developed a product line with kiosk hardware and software and has been exploring opportunities in retail applications. As we have been looking to strengthen and broaden our digital signage engineering resources, we see an opportunity to work together in the future and significantly increase our ability to execute on our software and integrated sign roadmaps.
Until the acquisition closes, we need to continue to run Clarity as we always have. Employees should continue to conduct business as usual, meaning both companies will continue to operate independently. A transition team will be identified, and they plus the senior management team will need to conduct business-planning meetings in the coming weeks. You will be updated as these plans are developed, and your input will be sought as to how best to combine these two great companies. Once closed, the combined company will be called Planar Systems, Inc. and it is anticipated that the Clarity product lines will continue to be marketed under the Clarity brand.
Our goal in communications during this transition is to get accurate information to you in a timely manner. Your immediate manager is a key link in the communication chain and is responsible for communicating changes that may impact you personally. We are just

FAQ’s for Clarity Employees
July 19, 2006
beginning the integration planning process to ensure that we form a strong and effective organization. We will evaluate any potential overlap in resources over the next several weeks and determine the best way to move forward.
As indicated in the last all employee meeting, Clarity needs to stay very focused on our profitable growth. This focus is not diminished by this announcement. We all must continue to strive for efficiency in our daily responsibilities. The executive team will continue to evaluate our business company-wide, and will look to cut costs any place we can. Planar values our commitment to profitable growth, and we cannot lose that focus through this transition.
Planar is a publicly traded company. The primary difference is that Planar’s shares are traded on NASDAQ, the US stock exchange that is focused on high technology stocks. Planar’s shareholders, as part-owners of the company, expect and deserve to be informed of the company’s activities and financial results on quarterly and annual bases. Planar is subject to the stringent reporting rules of the Securities Exchange Commission that regulates NASDAQ. These communications and reporting requirements will be imposed on the Clarity organization after the transaction closes.
The annual review cycle for Clarity will continue as planned for August, 2006. Clarity employees will be eligible for annual merit increases in this time frame. As such, they will not be eligible for Planar’s annual focal point process that begins in October with resulting pay changes effective January 1, 2007. As of fiscal year 2007, all employees in the combined organization will be reviewed during the first quarter of each new fiscal year for a January 1 effective date for approved pay changes.
More information on Planar’s employee benefits package will be forthcoming. In the meantime, if you have any specific questions not addressed here, contact your immediate supervisor, the head of your department, or Debbie Wilson, Human Resources Manager.
IN CONNECTION WITH PLANAR SYSTEMS, INC.’S ACQUISITION OF CLARITY VISUAL SYSTEMS, INC, PLANAR INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A REGISTRATION STATEMENT ON FORM S-4 THAT WILL CONTAIN A PROXY STATEMENT/PROSPECTUS. CLARITY SHAREHOLDERS AND OTHER INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS THAT WILL BE INCLUDED IN THE REGISTRATION STATEMENT BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PLANAR, CLARITY, THE MERGER, AND RELATED MATTERS. AFTER IT IS FILED WITH THE SEC, THE PROXY STATEMENT/PROSPECTUS WILL AVAILABLE FREE FROM THE SEC WEB SITE (WWW.SEC.GOV) AND FROM PLANAR AND CLARITY. IN ADDITION TO THE PROPOSED REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, PLANAR FILES ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC.
THIS COMMUNICATION SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY, NOR SHALL THERE BY ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. NO OFFERING OF SECURITIES SHALL BE MADE EXCEPT BY MEANS OF A PROSPECTUS MEETING THE REQUIREMENTS OF SECTION 10 OF THE SECURITIES ACT OF 1933, AS AMENDED.